Exhibit 14.1

IMMUCOR, INC.
CODE OF CONDUCT

Purpose and Scope

Immucor, Inc. and its subsidiaries (the “Company”) are committed to the highest ethical standards and to conducting our business with the highest level of integrity. Our adherence to these standards has been, and will continue to be, integral to our success.  We expect everyone associated with Immucor to help the Company and each other uphold these goals.

The purpose of this Code of Conduct (sometimes referred to as the “Code”) is to:

•                  reaffirm the Company’s commitment to a culture that promotes honesty, integrity, accountability and the highest ethical standards, and

•                  deter ethics violations and illegal acts by helping employees to recognize and understand activities that might constitute improper behavior and educate them about the appropriate course of action to resolve these matters when and if they arise.

This Code outlines the general principles of ethical conduct, but does not address all ethical dilemmas an individual may face in the course of conducting business for the Company.  Employees are expected to use common sense and sound judgment in addressing ethical issues, and to seek guidance when questions arise. In addition, there may be circumstances where local laws may establish requirements that differ from this Code. In such cases, Immucor employees worldwide are expected to comply with any applicable local laws and regulations at all times.

This Code of Conduct applies to all Immucor employees, officers and directors. Officers of the Company, in particular, set an example for other employees and the Company as a whole, and it is critical that all Officers know, understand and comply with this Code of Conduct. Additionally, Immucor expects the highest ethical standards from its vendors, suppliers and customers, and expects them to know, understand and comply with this Code of Conduct as well.

To assist you in complying with this Code of Conduct, certain members of management have been designated “Compliance Coordinators.” The Compliance Coordinator for your location is identified at the end of this Code.

Questions about violations or potential violations of this Code, or any other applicable laws, rules and regulations should be directed to:

•                  a Compliance Coordinator;

•                  Nino De Chirico in Norcross, Georgia at 1-800-829-2553 (calls from U.S.) or +770-441-2051 (calls from outside U.S.);

•                  any other Officer of the company;

•                  any member of the Board of Directors, using the email link on the company’s website (www.immucor.com) under “About Us – Corporate Governance;” or

•                  the 24 hour a day, seven day a week anonymous hotline at 1-888-883-1499 (calls from U.S.) or 1-203-557-8604 (calls from outside U.S.).

IMMUCOR, INC. AND SUBSIDIARIES
CODE OF CONDUCT
TABLE OF CONTENTS

Fair Dealing

It is imperative that all employees engage in fair practices in dealing with any party with whom the Company does business including suppliers, service providers, customers, fellow employees and Immucor competitors. Employees must not take unfair advantage of other parties by means of manipulation, concealment, abuse of privileged information, misrepresentation or any other unfair business practice.

Nondiscrimination

The Company values the contribution each employee makes to its business.  It is committed to treating each employee with respect, and to providing each employee a fair opportunity to achieve their potential. The Company prohibits discrimination in hiring, promotion, discharge, the payment of fringe benefits and other aspects of employment on the basis of race, color, religion, marital status, citizenship status, gender, sexual orientation, ancestry, age, national origin, disability or any other unlawful basis. The Company will not tolerate unlawful discrimination, violence, retaliation, intimidation or threats in the workplace.

Conflicts of Interest

Immucor employees owe their undivided business loyalty to the Company. All employees therefore must avoid conflicts, or the appearance of conflicts, between their personal interests and the interests of Immucor. A conflict exists when an employee’s personal interests interfere in any way with the interests of the Company.  Conflicts of interest compromise the employee’s ability to perform job functions effectively and objectively.

For example, a conflict of interest probably exists if:

•                  the Company enters into a business relationship with the employee (other than an employment relationship), a family member or a company affiliated with the employee or the employee’s family;

•                  an employee uses his or her position with the Company, or uses the Company’s property, proprietary information or industry position, for personal gain or for the gain of a family member; or

•                  an employee competes with the Company or prepares to compete with the Company; or provides services to, maintains an ownership interest in, or accepts anything of value from an Immucor competitor.

Any known or potential conflicts of interest, or any activity or relationship that might give rise to a conflict of interest should immediately be brought to the attention of Phil Moïse, the Company’s General Counsel. If it is believed that the activity or relationship giving rise to the conflict of interest involves Phil Moïse, any such matters should be disclosed to another officer of the Company, to a member of the Board of Directors, or communicated through the anonymous reporting hotline following the instructions below under “Further Questions and Reporting Code Violations”.

Gifts

Company policy expressly prohibits employees and their family members from giving gifts to or receiving gifts from the Company’s current or prospective customers, suppliers, service providers or other third parties related to or acting on their behalf, except for modest gifts given or received in the normal course of business (including travel or entertainment).  In no event should an employee give or accept a gift that would put the Company or the employee in a position that would be embarrassing or deemed a violation of local law if the gift were made public.

All employees are expected to be familiar with and comply with the Company’s separate policies on giving and receiving gifts.

Many governmental bodies and private companies strictly prohibit their employees from receiving any gratuities, including meals and entertainment. You must be aware of and strictly follow these prohibitions.

In addition, gifts to any government official outside the U.S. (including healthcare workers) may violate the Foreign Corrupt Practices Act.  See “Improper Payments” and “Foreign Corrupt Practices Act and Local/Non-U.S. Laws” below.

Improper Payments

It is a violation of this Code of Conduct to make or offer to make any improper payment to an employee or official of any company, government or entity of any kind regardless of the benefit or potential benefit to the Company.  “Improper payments” include direct or indirect bribes, kickbacks or other payments for the purpose of acquiring and/or retaining business.

The form of the improper payment is irrelevant, and giving anything of value is expressly prohibited — cash, lavish gifts, excessive entertainment, vacation trips, “educational” trips without a sufficient educational component, personal loans and special favors.

Using third parties to facilitate improper payments is strictly prohibited, and the employee will be considered in violation of this Code as if the improper payment had been made directly.  Because such improper payments are sometimes routed through consultants and other service providers, employees may not enter into agreements with a third party service provider, such as an attorney, accountant or consultant, without obtaining written pre-approval of a Compliance Coordinator.

The following are several examples of improper payments that are prohibited under this Code:

•                  payments to influence the award of a contract to the Company;

•                  payments to evade or improperly reduce or minimize customs duties or taxes;

•                  payments to influence an official’s decision to issue a license or permit;

•                  payments to a legislator to support legislation preferential to the Company;

•                  payments to a government inspector to ignore or overlook safety or other regulatory violations; or

•                  contributions to a political party or political action committee (unless otherwise permitted under local law).

These are examples only, and other kinds of payments may also be prohibited. Employees should contact a Compliance Coordinator if the propriety of a payment is questionable.

In some countries it is customary to make small gifts or offer reasonable entertainment related to the conduct of business. Employees should be careful when considering making such gifts or providing entertainment to non-U.S. officials including non-U.S. healthcare workers. While some payments may be permissible under the Company’s gift policy, employees are encouraged to carefully consider the nature and purpose of such payments in advance of making them. Employees must obtain the pre-approval of a Compliance Coordinator before making any payment to a government official or anyone who may forward the payment to a government official.

All permitted payments must be properly recorded (see “Business Records” below).

To help employees better understand the nature of and restrictions on improper payments, Appendix A to this Code of Conduct provides several examples of fact patterns involving transactions that might be deemed to be  improper payments.

Foreign Corrupt Practices Act and Local/Non-U.S. Laws

The Company and its affiliates, employees and agents worldwide are subject to the Foreign Corrupt Practices Act (the “FCPA”), which makes it unlawful to bribe foreign government officials to obtain or retain business, and requires companies to maintain books and records that accurately reflect their transactions.  Any actions taken by them on behalf of the Company in violation of the FCPA may create criminal liability for themselves and the Company.  A violation of the Company’s policy governing improper payments would probably constitute a violation of the FCPA if it involves activity outside the U.S., or activities in the U.S. related to our non-U.S. business; and a violation of the Company’s record-keeping policy (see “Business Records,” below) would probably constitute a violation of the FCPA.

The FCPA governs improper payments to non-U.S. officials, which include, among other things, officers and employees of:

•                  governments (including regional and local departments, councils and agencies)

•                  enterprises owned or controlled by a government, including hospitals and clinics

•                  political parties

•                  public international or local organizations.

In addition to the sanctions that generally apply to violations of this Code, employees found guilty in a U.S. court of making payments to a non-U.S. official in violation of the FCPA could be imprisoned up to six years and fined US$250,000 or more for each violation. In addition, the Company could also be fined up to US$2,000,000 or more for each such criminal violation committed by an employee. Violations of the FCPA also may subject the Company and the employees to civil lawsuits and fines of up to US$10,000 per violation. Employees convicted in the U.S. of falsifying Company books and records in violation of the FCPA may be imprisoned up to ten years and fined up to US$1,000,000. Similarly, the Company could be fined up to US$2,500,000. Under the FCPA, the Company is not permitted to pay fines and/or penalties assessed to a Company employee under the FCPA.

Other countries have laws similar to the FCPA that are designed to prevent bribery and corruption.  Employees should be cautioned that transactions outside of the U.S. prohibited by the FCPA may also be prohibited by the local laws of the non-U.S. affiliate country.  Employees are therefore encouraged to seek the advice of their Compliance Coordinator before becoming associated with such transactions.

In addition to bribery and corruption laws, each employee has a duty to comply with all laws, rules, and regulations applicable to the Company’s business, including health and safety, environmental, employment or other matters relevant to the business location where the Company’s employees are working.

For certain employees working outside the U.S., Appendix B contains additional information on local laws that must be obeyed.

Business Records

The Company’s records and accounts must completely and accurately reflect all receipts, payments, expenses and other transactions. Employees are prohibited from making any false or misleading entries to the Company books and records, and the Company’s records must be maintained in accordance with all relevant accounting, recordkeeping, taxation and document retention standards and policies.

The Company’s records of any payments made must accurately reflect who received the payment and the purpose of the payment.  Therefore, employees are expected to provide complete and accurate information regarding all payment requests submitted for reimbursement using an approved Company reimbursement form. Any employee intending to initiate a payment by means other than an approved Company form must present complete and accurate information concerning the nature and amount of the proposed payment to an officer of the Company involved direct or indirect in the supervision of his or her work.

Mistakes should never be covered up, regardless of whether they were or were not intentional.  Employees who make or discover a mistake should immediately and fully disclose the mistake to their immediate supervisor so that it can be corrected.

Employees are expected to cooperate truthfully and completely with the Company’s auditors (internal and external) and anyone else whom the Company or the Board of Directors has engaged to conduct any investigations. Employees are also expected to use good business judgment in the processing and recording of all transactions, and must ensure that accounting entries do not intentionally distort or disguise the true nature of any transaction. While job responsibilities may not require all employees to be familiar with accounting procedures and internal controls, this does not relieve employees of the duty to ensure that information contributed to business records is accurate, complete and reliable.

It is the responsibility of every employee to ensure that they sign only those documents they believe to be accurate and truthful. Employee signatures are deemed to evidence that documents have been reviewed and approved and employees must make sure that the documents they are signing are accurate and in compliance with Company policy to the best of their knowledge and belief.

All records must be retained in compliance with Immucor’s document retention policy, and records no longer required to be retained must be disposed of in accordance with the Company’s document retention policy. If a government investigation or legal action is pending or likely, records may not be disposed of until Phil Moïse, the Company’s General Counsel, advises that the matter is closed.

Proper Use of Company Assets

Employees are expected to use the Company’s tangible and intangible property only for legitimate Company business purposes. Company property includes equipment and supplies as well as confidential information, intellectual property, employee time, funds, and products and services. All employees are expected to protect the Company’s property to ensure that it is used efficiently and for the benefit of the Company.

Immucor’s information systems are also Company assets that must be used properly and for legitimate Company purposes. This Code of Conduct prohibits the use of Immucor’s computer systems for the purpose of harassment; gaining unauthorized access to data; attempting to breach any security measure; intercepting electronic messages without approval; viewing, storing, or transmitting obscene, offensive, defamatory or derogatory material; and committing a violation of any law. The right to use software is limited to authorized employees for Company business and copies of software and associated materials may be made only as specified in the underlying license agreement.

Public Disclosure

Immucor is committed to the full, fair, accurate, timely and understandable disclosure to the public of all material information regarding the Company and its business. This policy extends to disclosure in our filings with the Securities and Exchange Commission (the “SEC”), press releases and all other public communications. All individuals involved in our SEC reporting process and in preparing and making public communications must take all reasonable steps to comply with this policy.  The Company has established a Disclosure Committee to insure that information is properly recorded, processed, accumulated, summarized and reported within the time periods specified in the applicable SEC rules; and employees are expected to comply with all procedures established by the Disclosure Committee.

Only authorized spokespersons may communicate with the media or other third parties on behalf of the Company. Therefore, all requests for information that come from outside of Immucor should be directed to Patrick Waddy, the Company’s Chief Financial Officer, for review and approval.

Because the Company operates in a highly regulated industry, there may be times when Immucor is required to participate and cooperate in investigations or other inquiries by regulatory authorities.  Employees who receive any legal document or request for information from an attorney, governmental agency, investigator, or law enforcement officer concerning Immucor’s business should contact Phil Moïse, the Company’s General Counsel, immediately.

Confidentiality

Employees are expressly prohibited from disclosing confidential information to anyone outside the Company.  Confidential information includes all non-public information that might be harmful to Immucor, its affiliates, customers or other business partners, or might be useful to our competitors. Confidential information should be protected and only used by employees for the purpose of performing their assigned job functions, and it should not be shared with other employees who do not need it to perform their jobs.

If information is required to be disclosed by law, all employees must follow the procedures under “Public Disclosure” above.

Employees must take steps to ensure that confidential information is not inadvertently shared with others. For example, employees should be cautious when discussing Company business in an environment where the conversation might be overheard, especially in public places. Passwords should be used to protect electronic information, and paper copies of documents and information should be removed from places where it might be seen by others who should not be privy to such confidential information, such as copy machines and on top of desks at night.

Immucor expects its employees to protect not only the Company’s confidential information, but also confidential information entrusted to us by our customers, suppliers and other business partners.

Insider Trading

It is against the law and a violation of Immucor’s Code of Conduct for employees to buy or sell Immucor stock while they in possession of material information that is not also available to the public (“insider information”). Individuals who disclose insider information to others may be liable to the same extent as the individuals who buy or sell the Company’s stock while in possession of insider information.  Additionally, employees are prohibited from buying and selling the stock, bonds or securities of other companies using confidential information gained through employment with Immucor. Violations of the Company’s insider trading policy will not be tolerated and will be pursued vigorously by the Company with an appropriate level of disciplinary and/or legal action taken in accordance with applicable federal securities laws.

All affected employees are expected to be familiar with and comply with the Company’s separate “Insider Trading Policy” concerning insider trading.

Regulatory Requirements

The Company has always conducted and will continue to conduct its business in compliance with applicable laws and regulations governing the manufacture and sale of blood banking products. In particular, employees are expected to observe and comply with all requirements of the Food and Drug Administration relating to our products and facilities. Regulatory requirements also include those governing the control, transportation, storage and disposal of regulated materials such as human blood.

Antitrust and Competition Laws

The Company and its employees are expected to comply with both the letter and the spirit of U.S. and non-U.S. laws relating to antitrust and unfair trade practices.  Accordingly, all Immucor personnel must comply with the following policies:

•                  Agreeing with competitors to do any of the following is expressly prohibited:

•                        fix prices for the purchase or sale of any product;

•                        exchange pricing information;

•                        refrain from bidding or submit a complementary bid that will help validate a competitor’s bid;

•                        divide up the market in any way; or

•                        restrict output or available supplies of any product.

•                  Employees are forbidden from discussing market prices or bids with competitors (other than prices or bids involved with specific transactions or proposed transactions being negotiated with the competitor).

•                  Employees should seek legal advice before engaging in any joint bids, proposals or other joint activity with a competitor.

•                  Employees must not act individually or in concert with others to do any of the following:

•                        corner the market for any product;

•                        take steps to increase, decrease or otherwise manipulate or influence market prices for any product;

•                        provide false information to any independent organization engaged in publishing pricing data; or

•                        provide false information to an opposing party to a transaction.

Laws governing prohibited antitrust and competition practices are complex. Therefore, employees questioning whether certain activities or business practices violate these laws should contact Phil Moïse, the Company’s General Counsel.

Trade Laws

Immucor is required to comply with all laws and regulations governing customs, anti-boycott, embargo, and other trade practices when importing or exporting products, services, technology and information.  Immucor employees directly involved in Company import and export activities are expected to learn and comply with all such laws and regulations.  Trade laws are complex, carry severe penalties and change frequently.  Therefore, employees should contact Phil Moïse before engaging in any activity or confronting a situation in which these laws may be implicated.

Political Activities

Employees may participate in political activities on their own time and make political contributions with their own money and resources. However, it is a violation of this Code to use Company assets (including employee time and Company equipment, premises and funds) to support any political party, candidate, political action committee, or legislation without the approval of Nino De Chirico, the Company’s Chief Executive Officer.

 “Whistleblower” Protections

It is against the law and a violation of this Code of Conduct to discharge, demote, suspend, threaten, harass, or discriminate in any manner against an employee who provides information or otherwise assists in investigations or proceedings relating to violations of federal securities laws or other federal laws prohibiting fraud against shareholders. Employees are prohibited from discriminating in any way against another employee who engages in these “whistleblower” activities.

Retaliation or retribution for reporting suspected violations of this Code of Conduct is strictly prohibited.

Waivers of this Code

Any waiver of this Code must be approved in advance by the Board of Directors or a designated committee of the Board, and any waiver of this Code for an executive officer or member of the Board of Directors must be promptly disclosed to the public under SEC rules.

Sanctions for Code Violations

All violations of this Code will result in an appropriate level of disciplinary action up to and including termination. Violations involving criminal or potentially criminal activity will be referred as warranted to the appropriate authorities.

No Excuse for Code Violations

Failure to comply with this Code and any applicable laws and regulations will not be tolerated or excused because:

•                  an employee was directed by a supervisor to commit the act in question;

•                  competitors or others in the Company’s industry have acted or continue to act in a similar manner; or

•                  the Code or applicable laws and regulations were misinterpreted because the employee failed to seek the advice of a Compliance Coordinator, Officer or member of the Board of Directors.

Compliance Coordinators

To help employees comply with this Code of Conduct, the Company has designated the following Compliance Coordinators to answer questions and receive information about potential violations:

North American Compliance Coordinator	Telephone Number
Dartmouth, Houston and Atlanta: Phil Moïse	+678.421.1270

European Compliance Coordinators	Telephone Number
Benelux: Nicolas Matsas	+32.71373795
Italy: Michele Paloschi	+39.0257604555
Germany: Ursula Klein	+49.6074842051
Portugal: Annabella de Jesus L. Rodrigues	+351.213010486
Spain: Samir Belahnech	+34.935824383

Asian Compliance Coordinator	Telephone Number
Japan: Yukiharu Fujimoto	+81.3.3816.3399

If a Compliance Coordinator is not available, employees should contact a Compliance Coordinator at another location or call Nino De Chirico, Chief Executive Officer, in Norcross, Georgia at 1-800-829-2553 (calls from U.S.) or +770-441-2051 (calls from outside U.S.).  Employees who are uncomfortable speaking with one of these individuals are directed to follow the steps outlined above in the section “Further Questions and Reporting Code Violations.”

APPENDIX A

Situations That May Involve Improper Payments

•                          You want to hire the brother of a hospital administrator as a consultant to assist you in selling reagents to the hospital.  You should contact and obtain the written authorization from your Compliance Coordinator before agreeing to hire or to pay anything to the consultant.  The Compliance Coordinator will work with you and the company’s lawyers to confirm the proposed arrangements don’t violate this Code, and that the arrangements are properly documented.  (Note:  such approval will be in addition to the approval of your supervisor, an officer or someone else in the company under other company policies that may apply to hiring consultants.)

•                          An old friend offers to introduce you to the CEO of a large hospital, and sets up a meeting.  At the meeting the CEO tells you he’s interested in buying the company’s products.  He also says he is looking forward to joining your friend and you on regular golf outings in Hawaii, as promised by your friend.  You must immediately break off the discussions, explain that Immucor has made no such offer, and report the situation to your Compliance Coordinator.

•                          You are responsible for obtaining government approval for sale of a product in Spain.  Local regulations require that certain test results be produced before a license can be granted.  Immucor has some test results on file, but not those required by the local licensing authority.  The local inspector informs you that in return for a small payment he will issue the license without requiring Immucor to produce the required test results.  You may not make this payment and should immediately report the incident to a Compliance Coordinator.

•                          You are responsible for selling products in California.  You would like to bring one or two prospective customers to Atlanta to tour Immucor facilities and meet with officers of the company to show them our capabilities.  After consulting with the Compliance Coordinator, this will likely be determined to be an appropriate business expense.  The Compliance Coordinator will work with you and others in the company concerning what will be reasonable travel, lodging and related expenses of the prospective customers, including whether their spouses may be included.

•                          You are traveling to Japan to meet with the director of a large hospital with the hope of selling instruments to the hospital.  You understand that it is the custom in Japan to exchange gifts when visitors meet for the first time.  After obtaining the approval of your Compliance Coordinator, you may bring a small gift to give to the director.

•                          You are looking over the company’s records and notice a $1,000 discrepancy between a consultant’s invoice and the amount Immucor actually paid to the consultant.  In addition, the consultant was hired to perform testing services for the company, but the invoice describes the consultant’s services as “marketing.”  You should contact the Compliance Coordinator who will assist you in making sure the discrepancies are not the result of deliberately dishonest behavior.  In addition, the Compliance Coordinator will insure the discrepancies are corrected.

APPENDIX B

Local Law Supplement
(if applicable)